
November 12, 2020

Jeffrey M. Solomon
Chief Executive Officer
Cowen Inc.
599 Lexington Avenue
New York, NY 10022

>   **Re: Cowen Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 9, 2020**
>   **File No. 333-249956**

Dear Mr. Solomon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams 202-551-3217 at with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance